EXHIBIT 4.1

EMPLOYMENT CONTRACT

The undersigned,

a.	ING BANK N.V., established at Amsterdam, duly represented by the shareholders in the person of the Chairman and Vice-Chairman/Chairmen of the Board of Supervisory Directors of the ING Group, Mr C.A.J. Herkströter RA, domiciled at Wassenaar, and Mr G. Verhagen RA, domiciled at Wassenaar, duly authorised by the Board of Supervisory Directors of the ING Bank, hereinafter referred to as the Company,

and

b.	Mr ........................................., domiciled at ........................ hereinafter referred to as Mr ......................,

whereas,

as of ..................1999, Mr .................... has been appointed as member of the Board of Directors of the Company, and as from the same date has been appointed as member of the Board of Directors of the ING Group;

agreement has been reached with regard to the conditions of employment as laid down by the shareholder pursuant to article 14 paragraph 1 of the statutes, and which they herewith wish to record in writing.

declare to have agreed as follows:

1.	as of ...................1999, Mr ............................ shall act as member of the Board of Directors with the Company, and also as member of the Board of Directors of the ING Group.

2.	Mr ........................, as member of the Board of Directors, has all rights and obligations as respectively granted to and imposed on a member of the Board of Directors by law and by virtue of the statutes.

The working method of the Board of Directors and the Board of Supervisory Directors of the Company, and the relationship between both bodies, as well as the relationship and working method with the ING Group is described in the memorandum “Consultative and management structure within the ING Group”, dated January 1996, and the management regulations contained therein, with which Mr ..................... declares himself to be in agreement, as well as with the amendments and additions to be made to it from time to time.

3.	Term of the contract

This contract is entered into for an indefinite period, and may be terminated by either party in writing towards the end of a calendar month, with due regard for the statutory period of notice. This period of notice however may not be shorter than six months, notwithstanding the provisions as laid down in the statutes and the employment contract with regard to suspension and dismissal of a member of the Board of Directors.

4.	Remuneration

At the time of entering into this contract, the regular annual income as of ............. 1999 amounts to Fl. ........... gross.

This income includes a 13th month and 8% holiday allowance.

Payment of the said annual income shall be made in 12 equal monthly instalments.

The system to be followed in respect of adjustments to the annual income as well as representation expenses as referred to under point 7, shall be determined by the Board of Supervisory Directors or by the Remuneration and Appointments Committee of this Board on the latter’s behalf, after consultation with the Board of Directors of the Company.

5.	Variable remuneration

An annual variable remuneration shall be paid in addition to the regular income. This remuneration shall be awarded on the basis of performance delivered in the past year, as well as on the basis of the contribution to the final result of the ING Group. In calculating the variable remuneration, the guideline adopted for the cash component shall be: for each percent increase in the profit per share, the variable remuneration shall be 3% of the regular annual income, up to a maximum of 30% of the annual income. If desired, this payment or part thereof may be used at the request of Mr .............. for building up the pension, insofar permitted by the pension scheme and statutory legislation.

Each year, 25,000 stock options shall be allocated to Mr ..............., for which only tax is required to be paid.

In view of the fact that stock option rights are intended to promote present and future ties with the company, the Board of Supervisory Directors has decided that no stock option rights shall be allocated in the year of retirement. Allocation is only made in the last full year in which the person concerned was active with the company.

6.	Holiday

Mr .................. is entitled to 35 days holiday per annum.

7.	Representation allowance

An allowance shall be granted each year for representation costs that require no further specification (see Appendix A). This allowance shall be paid out without deductions in January of each year.

Further expenses for business purposes may be claimed according to the applicable guidelines.

8.	Car transport

The Company shall make car transport available to Mr ................ (see Appendix A), for which a chauffeur shall also be available.

The car may be used for private purposes. The fiscal consequences of private use are for the account of Mr ..................

9.	Telephone and fax allowance

In view of the frequent business use of private telephone and fax connections, a portion of the line rental and call charges shall be for the account of the Company (see Appendix A).

10.	Pension scheme

With reference to the relevant pension scheme herewith attached, as of ...........1999 Mr ............... is included as a participant in the pension scheme for members of the Board of Directors of the Company.

This pension scheme is with NN-Leven, Rotterdam.

The Board of Supervisory Directors has decided to link the pension date to the reference date of June 1st. This means that persons shall retire shortly after the General Meeting of Shareholders, in which the annual report and accounts of the previous calendar year have been adopted.

Contrary to the previous paragraph, in consultation with the Chairman of the Board of Directors and (after permission from the Remuneration and Appointments Committee) the Board of Supervisory Directors, persons may choose to retire at the age of 60, 61, or 62 years, on June 1st of a calendar year.

11.	Payment at the end of employment in connection with retirement/death

Upon termination of employment due to retirement, Mr .............. shall receive a single net payment equal to one month’s gross salary. Any fiscal consequences shall be for the account of the Company.

Should Mr ............. die before the retirement date, his partner shall be paid the same amount, after deduction of any statutory payments.

12.	Insurance scheme for accidents and business travel

The prevailing scheme with regard to benefit in the case of accident, as contained in Appendix A, is applicable to Mr .................

A continuous insurance policy is to be concluded by the Company at its own expense on behalf of Mr .................

13.	Collective health insurance

Mr .................... may be included in the (collective) health insurance policy taken out by the Company, the applicable conditions and suchlike being contained in Appendix A.

Should Mr ................. participate in this insurance, he shall qualify for a contribution to the payable premium.

14.	Supplementary scheme in the case of disability for work

The schemes for supplementing benefit in the case of illness and disability, as contained in Appendix A, shall apply to Mr .................

15.	Financing and insurance schemes

Mr ................... has the option of availing himself of financing and insurance products of the ING Group, as described in Appendix A.

Mr ........... may not hold a current overdraft account with the subsidiary companies of the ING Group, other than for primary security. An exception to this shall be an overdraft of up to a maximum of one quarter of the regular annual income.

Mr ..................... may exceed this maximum under additional conditions to be determined, provided written permission has been obtained from the Chairman and Vice-Chairman/Chairmen of the Board of Supervisory Directors of the ING Group, and provided the latter are kept informed of the matter.

16.	Relocation (if applicable)

If Mr ...................... is required to relocate in the interests of the Company, as determined by the Chairman and Vice-Chairman/Chairmen of the Board of Supervisory Directors of the ING Group and the Chairman of the Board of Directors, an allowance towards the costs of relocation shall be determined by mutual consultation.

General: schemes sub 7, 8, 9 and 12 to 16 inclusive

In consultation with the Chairman of the Board of Directors of the ING Group, the Board of Supervisory Directors shall periodically determine whether — and to what extent — these schemes require adjustment.

17.	Additional functions

In accepting additional functions, whether paid or not, such as supervisory directorships and advisory functions during his employment with the Company, Mr ................ is required to seek prior written permission from the Chairman and Vice-Chairman/Chairmen of the Board of Supervisory Directors of the ING Group.

Conducting another business of pursuing an occupation as a self-employed person shall also be deemed an additional function, for which the said permission will also be required. Any remuneration for these additional functions shall fall to the Company.

18.	Indemnification against liability as director

The Company indemnifies ....................... in respect of his liability as director and for his additional functions as approved by the Chairman and Vice-Chairman/Chairmen of the Board of Supervisory Directors (see Appendix A).

19.	Confidentiality clause

Mr ................. shall observe the strictest secrecy in respect of all he may come to know about in respect of the business operations of the Company, the ING Group and its affiliated companies, insofar not in conflict with the statutory obligation to divulge such information in court.

Upon termination of employment with the Company, all documentation — in the broadest sense of the word — concerning the Company, the ING Group and its affiliated companies, as well as the position(s) relinquished, shall be returned.

20.	Scheme with regard to private investment transactions by insiders

The Company has a scheme with regard to private investment transactions by insiders. This scheme is applicable to Mr ................... (see Appendix IV).

21.	Gifts

Mr ........................ is not permitted to accept or demand, either directly or indirectly, any form of commission, compensation or fee in any form whatsoever or gifts from third parties in connection with the fulfilment of his function during the period of his employment with the Company, without prior permission from the Chairman and Vice-Chairman/Chairmen of the Board of Supervisory Directors of the ING Group.

The provisions of the previous sentence do not apply insofar it concerns the usual promotional gifts.

22.	CAO

Pursuant to article 1, paragraph 2 of the Collective Labour Agreement (CAO) for the Banking Industry, this is not applicable to the directors of the company and the highest officials who are directly involved in determining company policy.

The CAO is therefore not applicable to Mr ......................

23.	Resignation

In the event of premature resignation from the function, the schemes as contained in Appendix I and II to this contract shall apply and are deemed an integral part of it.

24.	Settlement of disputes

Notwithstanding article 1639.W of the Netherlands Civil Code, all disputes, both legal and factual, of any nature whatsoever, that may arise from or in connection with this contract between parties, their heirs or successors, even if such disputes are only recognised as such by one of the parties, their heirs or successors, shall be laid before a tribunal of three arbiters whose judgement shall be a binding advice.

At either party’s request, made known to the other party by registered letter, each of the parties shall nominate within two weeks one member of the arbitration tribunal, who has declared himself/herself willing in writing to fulfil the envisaged task.

At the request of both parties or either party and made known to both members appointed to the tribunal, these members shall appoint within two weeks a third member, who shall have declared himself/herself willing in writing to act as such and shall also act as Chairman of the tribunal and is acceptable to both parties for this function.

If the tribunal has not been properly convened in the manner stated hereinabove within six weeks of the initial request being made to the opposite party, the entire tribunal of three members shall only be lawfully appointed by the subdistrict court of Amsterdam at the request of either party. The subdistrict court shall also decide which member shall act as Chairman of the tribunal. An existing member of the Board of Directors or the Board of Supervisory Directors of the Company and/or the ING Group may not be appointed to the arbitration tribunal.

The remuneration for the members of the arbitration tribunal shall be established by this tribunal and shall be borne equally by the parties, each for 50%.

This scheme does not exclude the right of the parties, in urgent matters, to apply to the president of the court in interim injunction proceedings, and to proceed with seizure of property before judgement, and the means to maintain them.

Agreed at Amsterdam on .............................. 1999.

for: the shareholder/ING Bank N.V.

chairman, Mr C.A.J. Herkströter RA Mr ...................

vice-chairman, Mr G. Verhagen RA

Appendices

APPENDIX 1

Appendix to the employment contract
(scheme for termination of employment between the ages of 57 and 60 years)

This appendix forms an integral part of the employment contract.

1.	The Company may request, for its own reasons, the resignation of Mr ........................... before he reaches his 60th birthday, however not before he has reached the age of 57 years.

2.	If the Company thus requests Mr ...................... to resign, stating its reasons and after consulting with him, he shall comply with the request and tender his resignation at the moment desired and indicated by the Company: a period of at least six months shall elapse from the moment the Company makes its request known and the resignation.

3.	As from the moment of resignation as referred to under point 2 of this appendix, Mr .................. shall be able to make a claim under the scheme as set out in Appendix A.

This resignation scheme does not apply if the Company terminates or could terminate the employment of Mr ............... for urgent reasons notified immediately to him, as referred to in article 1639.p of the Netherlands Civil Code. Should there be a difference of opinion on the matter, the arbitration tribunal as referred to in article 24 of the employment contract shall decide as the court of last resort.

4.	Mr ................... shall not accept a directorship or a supervisory directorship with a bank or insurance company after resigning his position, without consulting the Chairman of the Board of Directors of the Company. Should such a position be accepted without the consent of the Company, the latter shall be entitled to cease its payments to Mr ....................... or, in the case of a single payment, to demand compensation or apply any form of set-off.

5.	Should Mr........................ become ill after having resigned, he is obliged to report this to the company. Should Mr ................ be able to appeal to the BW (Netherlands Civil Code) or claim WAO (occupational disability) benefit on these grounds, he shall exercise this right.

In such circumstances, benefit based on the resignation scheme shall be of an additional character and shall be adjusted in such a way that the combination of this benefit and the social benefit as stated does not lead to a higher benefit than that stated in the resignation scheme.

6.	With regard to the other conditions, the following shall apply insofar not explicitly agreed otherwise:

a.	for the entire period in which a claim to the said benefit exists, participation in the pension scheme entered into shall be continued, whereby the Company shall pay the pension premiums over the annual income that Mr .................. last received as member of the Board of Directors.

b.	upon resignation of the position, the employee’s insurance premiums (for occupational disability benefit and unemployment benefit) are no longer payable. These premiums shall therefore no longer be deducted.

c.	resignation of the position does not affect the obligation to deduct national insurance premiums. The AWBZ (Exceptional Medical Expenses), AKW (General Child Benefit) and AAW (General Invalidity Benefit) premiums shall remain for the account of the Company, and the AOW (General Old Age Pension) and AWW (General Widows’ and Orphans’ Benefits) premiums shall be deducted from the monthly benefit.

d.	the car must be returned to the Company within six months of resigning from the position, or taken over from the Company at the prevailing market price.

e.	all expense allowances, such as representation costs and the telephone and fax allowance shall cease upon resignation of the position.

f.	during this period, the existing health insurance may be continued, whereby the employer’s contribution — insofar already applicable - shall remain in force.

g.	the claim to the scheme in respect of benefit in the case of accidents shall be cancelled.

h.	life assurance shall be continued by the Company at its own expense up to the age of 60 years.

i.	the claim to the financing and insurance schemes as contained in article 15 of the employment contract shall remain intact. Any uncovered overdraft falling within the financing scheme may only be continued if and as long as a life insurance policy is in place and ceded to the Company.

Agreed at Amsterdam on ..................1999

for: the shareholder/ING Bank N.V.

Chairman, Mr C.A.J. Herkströter RA	Mr ................

Vice-chairman, Mr G. Verhagen RA

Appendix A.

This appendix forms an integral part of the employment contract.

ad. point 7.	Representation costs — The annual allowance amounts to ƒ 20,000.-.

ad. point 8.	Car transport — The catalogue value of the car is ƒ 214,000.-.

ad. point 9.	Telephone and fax allowance —

For the year 1995, line rental and call charges may be claimed, deducting ƒ44.50 per month, this being the normative average cost of a private telephone.

ad. point 12.	Benefit scheme for accident and business travel

A continuous travel insurance shall be taken out for Mr ..............., with 24-hour cover for all countries of the world.

In the case of death, a lump sum benefit amounting to 11/2 times the annual income shall be paid; in the case of permanent invalidity, a lump sum benefit amounting to 3 times the annual income shall be paid. Besides Mr .................., the only persons who may be the beneficiaries are his partner, his children or the Company.

ad. point 13.	Collective health insurance

Participation in the collective health insurance with the ‘Stichting Medisch Fonds’ at Nationale-Nederlanden is possible. The ‘Stichting’s’ prevailing rules and conditions are applicable.

If this collective health insurance is participated in, the Company shall contribute 60% of the payable premium.

ad. point 14.	Supplementary schemes in the case of disability for work

Should Mr ...................... become disabled for work, the following scheme shall apply.

During the first two years of disability, benefit on the grounds of the BW (Netherlands Civil Code) and the WAO (Occupational Disability Benefits Act) respectively shall be supplemented to 100% of the gross salary.

During this period, the representation allowance and the availability of car transport shall be continued. Any fiscal consequences of this shall be for the account of Mr ..................

Should disability for work continue for longer than the said period of two years, Mr ................... shall be entitled to claim an occupational disability pension by virtue of the prevailing pension scheme.

The scheme included for this shall end upon Mr ................. being declared fully fit for work, or at any rate upon reaching the age of retirement as stated under point 10 of the contract.

ad. point 15.	Financing and insurance scheme

Mr ....................... may take out a mortgage loan with one of the companies belonging to the ING Group. A discount of 25% on the mortgage interest rate shall be granted over a sum up to a maximum of ƒ 1.5 million.

According to the current scheme, Mr ....................... qualifies for a personnel discount on bank and insurance products carried by companies of the ING Group.
Furthermore, use may be made of an unsecured credit facility according to the terms for ING Bank personnel, up to a maximum of 25% of the regular annual income.

ad. point 18.	Indemnification against liability as director

18.1	Mr ....................... shall be indemnified against claims from third parties lodged against him in connection with his acting as member of the Board of Directors of the ING Group or as a member of any body of a subsidiary of the ING Group. This indemnity does not apply insofar a claim to it is in conflict with a mandatory rule of Dutch law.

18.2	In addition to the indemnity as referred to under point 18.1, Mr ................. shall be reimbursed all reasonable costs he is required to incur in his defence both in and out of court against claims which are to be or threaten to be lodged by third parties in connection with his acting as member of the Board of Directors of the ING Group or as a member of any body of a subsidiary of the ING Group. Mr ................... shall be reimbursed the said costs upon submission of the receipts and invoices concerned.

The costs already reimbursed to Mr ...................... may be reclaimed from him, and further reimbursement may be stopped, if it is proved that the costs are or will be made in defending claims against which an appeal to indemnity does not apply on the grounds of that stated in the final sentence of point 18.1.

18.3	Mr ......................... is required to inform the Chairman of the Board of Directors of the Company immediately in writing of claims from third parties which are to be or threaten to be lodged against Mr ....................., and to inform them on each occasion beforehand with regard to the measures Mr ................... is to take in his defence. Furthermore, Mr ............... is obliged not to come to any settlement with regard to claims where Mr ................ invokes or wishes to invoke the said indemnity, without obtaining prior written approval from the Chairman of the Board of Directors of the Company.

18.4	This indemnity is not applicable if and insofar the liability arising from the claims from third parties as referred to in point 18.1, and/or the costs as stated in point 18.2, are covered or could be covered by any form of insurance or other provision if the indemnity would not have existed.

18.5	That provided for in this article remains in force after Mr ............ has resigned as a member of the Board of Directors or as a member of any body of a subsidiary of the ING Group.

18.6	Dutch law is applicable to this indemnity. The District Court of Amsterdam shall have jurisdiction in the first instance to hear disputes, to the exclusion of all other courts.

ad. Appendix I. point 3 (resignation scheme: 60 to 62 years of age)

Benefits with regard to the resignation scheme are as follows:

-	at 57 years of age: 90% of the gross annual salary as on the date of resignation.

-	at 58 years of age: 75% of the gross annual salary as on the date of resignation.

-	at 59 years of age: 60% of the gross annual salary as on the date of resignation.